INTEGRATED PAVING CONCEPTS INC.

IPC INTEGRATED PAVING CONCEPTS™

102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 •
Internet: www.integratedpaving.com

JANICE JORGENSEN • Email: Janice.jorgensen@streetprint.com

June 12, 2006

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated June 12, 2006.

Yours very truly,

Janice Jorgensen
Executive Assistant

jj
Enclosure

dlw 7/3

IPC INTEGRATED PAVING CONCEPTS™

INTEGRATED PAVING CONCEPTS INC.

NEWS RELEASE

INTEGRATED PAVING CONCEPTS INC. ANNOUNCES INTERIM ORDER IN CONNECTION WITH PROPOSED TRANSACTION

Surrey, British Columbia, Canada, June 12, 2006 – Integrated Paving Concepts Inc. (the "Company") (TSX: IPA) announced today that it has obtained an interim order from the British Columbia Supreme Court in connection with the proposed statutory plan of arrangement which, if completed, will result in a "going private transaction" (the "Transaction") in respect of the Company, pursuant to which minority shareholders will receive $1.20 cash per share. The Transaction was previously announced in the Company's press release dated May 12, 2006. The Transaction will be considered by shareholders and optionholders of the Company at the annual and extraordinary meeting of the Company scheduled for July 12, 2006. The Company expects to mail an Information Circular relating to the annual and extraordinary meeting later this week, a copy of which will be made available on the SEDAR website at www.sedar.com.

About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint® and DuraTherm® and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.com and on the Company's website at www.integratedpaving.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary